October 15, 2010

Via EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
Attention: Michael Seaman, Esq

Re:    Consumer Portfolio Services, Inc.
  Amendment One to Registration Statement on Form S-1
  Filed September 27, 2010
  File number 333-168976

Ladies and gentlemen

We filed on September 27, 2010 an amendment number one to the registration statement identified above (the "Registration Statement").  Yesterday we received from the Division of Corporation Finance a letter dated October 14, 2010, which asked us to provide certain information.  The purpose of this letter is to provide that information.

Our responses to the comments/questions contained in the October 14 letter appear below.  We reproduce the Division’s comments for ease of reference.

1. We note your response to comment 1 in our letter dated September 16, 2010.  We note that as of the date of this letter you have not filed a post-effective amendment for the purpose of removing from registration any unsold securities that were registered on the Form S-2 filed on January 7, 2005.  Please advise.

Response to Comment 1.  We have prepared, and will file as soon as we get our director signatures in hand, a post-effective amendment that removes from registration unsold securities that were registered on the identified prior registration statement. We expect to file that amendment on Monday, October 18.

2. We note that upon maturity the notes will be automatically renewed for the same term as the matured notes.  Please tell us how such a renewal comports with Section 5 of the Securities Act.  To the extent you intend to rely upon an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.

Response to Comment 2.   We intend to treat each automatic renewal of notes as part of a continuous offering of the notes. To comply with Section 5 of the Securities Act, we will be relying on the effective Registration Statement. That is, we will be treating each renewal of a matured note as a sale, chargeable against the aggregate total of offered securities registered under the Registration Statement.

*                      *                      *                      *

We confirm our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures included in the Registration Statement.

We plan to request acceleration of the effectiveness of the Registration Statement as soon as such a request can reasonably be accommodated.

Very truly yours
CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ Mark Creatura